UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 4, 2004

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 4, 2004

Print the name and title of the signing officer under his signature.
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Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.greatbasingold.com

PRE-FEASIBILITY STUDY INDICATES HIGH RATE OF RETURN
FOR GREAT BASIN 'S BURNSTONE AREA 1 GOLD DEPOSIT

November 4, 2004 , Vancouver , BC -- Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN), is pleased to announce the completion of a Pre-feasibility Study for the Area 1 gold deposit of the Company's 100% owned Burnstone project. The Burnstone goldfield is located in the South Rand area of the Witwatersrand Basin, 80 kilometres southeast of Johannesburg, South Africa.

The Pre-feasibility Study indicates that a mine at Area 1 could produce an average of 236,000 ounces of gold, annually, at steady state operation over a 12 year mine life. Within the Study, all monetary units are in 2004 United States Dollars (US$) and South African Rand (ZAR), with ZAR: US$ exchange ratio of 7:1. At a gold price of US$375 per ounce, the pre-tax and 100% equity-financed economic model forecasts the net present value (NPV) at a 5% discount of US$175 million and an internal rate of return (IRR) of 24% for an underground operation utilizing a conveyor system. The estimated capital cost is US$92 million to commencement of milling (inclusive of capitalized operating costs), with a payback of 4.5 years from the start of milling. The average cash cost to produce an ounce of gold is estimated to be US$187 per ounce.

The financial analysis assumes a 100% ownership and no debt leverage. At production, the project will involve an equity interest, acquired by Historically Disadvantaged South Africans.

All studies for the Pre-feasibility were done by consulting firms based in South Africa. Turgis Consulting (Pty) Ltd. ("Turgis") addressed mine planning and design, and estimated the mineral reserve; MDM Ferroman developed the mill process and plant design, utilizing metallurgical testwork by Mintek Laboratories; and Knight Piesold (Pty) Ltd. addressed the environmental and permitting aspects of the project, including tailings, water supply, and infrastructure. D. Dodd, B.Sc., and J. Edwards, B.Sc., SAIMM, are responsible for the metallurgical section and R.J. Scheurenberg, Pr.Eng., completed the environmental and permitting sections. Turgis also conducted the independent review of the cash flow and other economic analyses, based on the underlying work. Turgis is a well established specialized technical firm that provides a wide range of consulting services in the design and operation of mines in Africa. A.D. Pooley, Pr.Eng., is the independent qualified person who led the work completed by Turgis. A technical report will be filed at www.SEDAR.com.

The Pre-feasibility Study focused on Area 1 of the Burnstone Project, which hosts a Measured and Indicated Resource of 5.4 million ounces of gold in 29.2 million tonnes grading 5.73 g/t gold at a 350 cmg/t cut-off. The Resource was estimated earlier this year by independent qualified persons Eugene Siepker, M.Sc., Pr. Sci. Nat., and G.J. (Deon) van der Heever, B.Sc., Pr. Sci. Nat. The Pre-feasibility mine plan focuses on that portion of the Area 1 Mineral Resource lying south of the Step 2 fault. On a fully diluted basis taking due cognizance of all mining factors, the material contained in this area is 18.8 million tonnes grading 5.25 g/t at a 3.48 g/t gold cut-off, which contains 3.2 million ounces of gold. Under Canadian standards this material is classified as Proven and Probable Reserves, however, under US standards no reserve declaration is possible (see below). The Mineral Resource quoted is inclusive of these Mineral Reserves.

The Pre-feasibility mine plan involves a combination of conventional narrow reef mining and flexible mechanized development in the footwall of the gold-bearing Kimberley Reef. Rock handling at the reef level would be accomplished with low profile trucks delivering ore and waste to a central loading pocket at the base of the decline loading either a conveyor or a shaft bulk haulage system. Production statistics and financial analyses are provided in the study for both the conveyor and shaft options. The shaft option is cheaper to operate but has higher capital costs.

A crushing system reduces material to a size of <150 mm prior to conveyance or hauling to surface. The processing plant capacity as proposed is to treat 1.5 million tonnes per year in a closed circuit, semi-autogenous grinding mill, followed by a gravity circuit as well as a Carbon-in-Leach process, producing gold by electrowinning and smelting. Gold recovery is estimated to be 95%. The tailing facility has a capacity of 40 million tonnes, sufficient to allow for additional material from other Burnstone resources, when developed.

BURNSTONE AREA 1 - PRE-FEASIBILITY STUDY RESULTS CONVEYOR OPTION
Production Summary
Mining and Processing Rate	1,500,000 tonnes/year
Average Feed Grade	5.15 g/t
Average Production	236,000 ounces/year
Peak Ounces Produced	285,000 ounces/year
Mine Life (Ore Production)	12 years
Operating Costs
Mining	$25.63/tonne
Processing	$4.39/tonne
Administration	$0.89/tonne
Total	$30.91/tonne
Average Cash Cost	$187/oz
Total Cost	$258/oz
Capital Costs
Construction	$72.1 million
Capitalized Operating Costs	$20.2 million
Total	$92.3 million
Financial Analysis
Payback (from start of milling)	4.5 years
Net Present Value @ 0%	$325 million
Net Present Value @ 5%	$175 million
Internal Rate of Return	24%
All currency values are in US dollars.

Sensitivity analyses show that the project is most sensitive to gold price and exchange rates. At a South African Rand to United States Dollar exchange ratio of 7:1 as used for the study, the IRR varies from 19% for a gold price of US$350 per ounce to 32% for a gold price of US$425 per ounce. At a US$375/oz gold price, the IRR varies from 14% for an exchange rate of 6:1 to 32% for a rate of 8:1.

As a result of the successful completion of the Pre-feasibility Study, Great Basin intends to commence a full Bankable Feasibility Study on Area 1 to enable a decision on a development timetable.

The Burnstone goldfield is defined by a four kilometre wide by 18 kilometre long mineralized corridor, hosting four gold deposit areas. Importantly, the central portion of the gold corridor has been uplifted by two northwesterly trending subparallel faults, and as a result, a substantial portion of each deposit area lies at relatively shallow depths of only 250-750 metres. Great Basin has announced mineral resources for Areas 1 and 2, and drilling has continued in Areas 2, 3 and 4. Recent drilling has shown that mineralization in Area 4 extends to the northeast where it converges with Area 1. It also remains open to the southwest. Therefore, there is excellent potential to expand the mine operation contemplated in the Pre-feasibility Study.

The Burnstone Project is ideally located in an area of open, rolling country, traversed by major paved highways, railroads, power lines and pipelines that provide excellent infrastructure for development. Skilled labour, mining expertise, equipment, process facilities and development capital are all at hand to support efficient development of the project.

Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada and the Witwatersrand Goldfield in South Africa. For additional details on Great Basin and its gold projects, please visit the Company's website at www.greatbasingold.com, contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Information Comments

All information contained in this press release relating to the contents of the Pre-Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of conveyor, grinding and leaching plant facilities also constitutes such "forward looking statements." The Pre-feasibility Study was prepared to broadly quantify the Burnstone project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Burnstone project nor should it be considered to be a final feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and although they are based on engineering studies, these are preliminary so the ultimate costs may vary widely from the amounts set out in the Pre-feasibility Study. This could materially adversely impact the projected economics of the Burnstone project.  As is normal at this stage of a project, data in some areas was incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are preliminary and result in a high level of subjective judgment being employed. There can be no assurance that the potential results contained in the Pre-feasibility Study will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Pre-feasibility Study and the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project's mineralization is considered to be a reserve under US mining standards. For US mining standards, a full feasibility study would be required , which would likely require some additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed in the Pre-feasibility Study. Final feasibility could determine that the assumed mine design, mining methods and processing methods are not correct. Construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the Pre-feasibility Study and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the Pre-feasibility Study. There can be no assurance that mining can be conducted at the rates and grades assumed in the Pre-Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Pre-feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Pre-feasibility Study. Prices for gold have been below the price ranges assumed in Pre-feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged peoples and for which ownership rights the Company may not be significantly compensated. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources.

This press release uses the terms "measured resources" and "indicated resources". Great Basin advises U.S. investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be classified as reserves.